UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LATERAL MEDIA, INC.

(Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

262033103

 (CUSIP Number)

Robert S. Ellin
c/o Trinad Management, LLC
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262033103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,106,378(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,106,378(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,106,378(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3%
14	TYPE OF REPORTING PERSON CO

(1) This amount includes 3,756,378 shares currently owned by Trinad Capital Master Fund, Ltd. and 350,000 shares which may be issued to it upon exercise of the Warrant (as hereinafter described).

CUSIP No. 262033103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,106,378(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,106,378(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,106,378(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3%
14	TYPE OF REPORTING PERSON IA

(1) This amount includes 3,756,378 shares currently owned by Trinad Capital Master Fund, Ltd. and 350,000 shares which may be issued to it upon exercise of the Warrant (as hereinafter described).

CUSIP No. 262033103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,471,121(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,471,121(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,471,121(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%
14	TYPE OF REPORTING PERSON PN

(1) This amount includes Trinad Capital LP’s prorata portion of both the 3,756,378 shares currently owned by Trinad Capital Master Fund, Ltd. and 350,000 shares which may be issued to it upon exercise of the Warrant (as hereinafter described).

CUSIP No. 262033103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,471,121(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,471,121(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,471,121(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%
14	TYPE OF REPORTING PERSON OO

(1) This amount includes Trinad Capital LP’s prorata portion of both the 3,756,378 shares currently owned by Trinad Capital Master Fund, Ltd. and 350,000 shares which may be issued to it upon exercise of the Warrant (as hereinafter described).

CUSIP No. 262033103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 635,257(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 635,257(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,257(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

(1) This amount includes Trinad Capital International, Ltd.’s prorata portion of both the 3,756,378 shares currently owned by Trinad Capital Master Fund, Ltd. and 350,000 shares which may be issued to it upon exercise of the Warrant (as hereinafter described).

CUSIP No. 262033103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000(1)
	8	SHARED VOTING POWER 4,106,378(2)
	9	SOLE DISPOSITIVE POWER 75,000(1)
	10	SHARED DISPOSITIVE POWER 4,106,378(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,181,378(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.0%
14	TYPE OF REPORTING PERSON IN

(1) On October 31, 2007, 150,000 options to purchase common stock were issued to Robert Ellin individually in connection with services he rendered as an officer and member of the Board of Directors of the Issuer’s predecessor, Asianada, Inc. of that amount only 75,000 options are presently exercisable.

(2) This amount includes 3,756,378 shares currently owned by Trinad Capital Master Fund, Ltd. and 350,000 shares which may be issued to it upon exercise of the Warrant (as hereinafter described). Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

CUSIP No. 262033103

Introductory Statement

The purpose of this statement, dated February 4, 2010, which constitutes Amendment No. 1 to the Schedule 13D, dated June 25, 2007, is to (i) reflect an in kind distribution of 4,902,658 shares of the common stock of Lateral Media, Inc., a Delaware corporation (the "Issuer") held by Trinad Capital Master Fund, Ltd., a Cayman Islands corporation (“TCMF”), to certain of its investors; (ii) report that Jay Wolf is no longer involved in the management of the portfolio investments of TCMF including the Issuer’s securities; and (iii) report that David Chazen no longer reports with TCMF.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $.001 par value per share, (the "Common Stock") of the Issuer. The principal executive offices of the Issuer are located at 2121 Avenue of the Stars Suite 2550 Los Angeles, CA 90067.

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation (“TCMF”), which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP through its investment in Trinad Capital Master Fund, Ltd.

(iii)
Trinad Capital International, Ltd., a Cayman Islands exempted company, which is principally engaged in investing in the Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital International, Ltd. through its investment in Trinad Capital Master Fund, Ltd.

(iv)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and indirectly owned by Trinad Capital LP and Trinad Capital International, Ltd.

(v)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares indirectly and beneficially owned by Trinad Capital LP.

(vi)
Robert S. Ellin, an individual and Chairman of the Board of Directors and Principal Executive Officer of the Issuer, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC.  Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Ellin is the managing member of Trinad Management, LLC which is the manager of Trinad Capital Master Fund, Ltd. Mr. Ellin is a United States citizen.

CUSIP No. 262033103

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the ("Exchange Act"), or otherwise.

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Capital International Ltd., Trinad Management, LLC, Trinad Advisors II, LLC, and Robert S. Ellin is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the July 11, 2007, loan agreement (“Loan Agreement”), between TCMF and the Issuer, TCMF could, at its option, receive any payment of principal and interest due on the loans in the form of common stock or other securities that may be issued by the Issuer in the event the Issuer consummates a financing in connection with a change of control or similar transaction involving the Issuer, calculated based on the value of the shares of common stock or other securities sold or issued by the Issuer in such financing transaction. The Issuer borrowed $500,000 during the year ended June 30, 2008 and an additional $250,000 was advanced through December 31, 2008. On December 18, 2008, the Issuer repaid the entire principal and accrued interest outstanding under the Loan Agreement, $750,000 and $47,876, respectively, by the issuance of 1,063,836 shares of common stock to TCMF.

On April 30 and June 11, 2009, the Issuer entered into amendments to the Loan Agreement, which increased the principal amount of the Loan to up to $1,000,000 and $1,250,000, respectively, and provided that the principal amount of the loan and accrued interest thereon are due and payable by the Issuer upon a sale of securities (other than a sale of shares of the Issuer’s common stock to officers, directors or employees of or consultants to the Issuer in connection with their provision of services to the Issuer) to a third party or parties with proceeds to the Issuer of not less than $1,250,000 and $1,500,000, respectively.

On June 26, 2009, the Company entered into a Letter Agreement (the “Letter Agreement”) with TCMF to convert $350,000 of loans under the Loan Agreement into a convertible promissory note of $350,000 (“Note”) and a warrant to purchase 350,000 shares of the Company’s common stock, par value $0.001, per share (“Warrant”).  The Note is due in two years term, with interest at 7%, per annum. The Warrant is exercisable in two years term at $0.01, per share.  The outstanding principal and accrued interest under the Note shall automatically convert into Qualified New Securities (as defined in the Note) upon the closing of an equity financing of the Issuer, of at least $3,000,000 or such other amount as shall be agreed upon by the Issuer and the holders of the Note, at a conversion price per share equal to the price per share of the Qualified New Securities.

CUSIP No. 262033103

Item 4.  Purpose of Transaction.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, as of the date hereof,

TCMF is the beneficial owner of 4,106,378 shares of the Common Stock, representing approximately 43.3% of the Common Stock.

Trinad Management, LLC (as the manager of TCMF and Trinad Capital LP) is deemed the beneficial owner of 4,106,378 shares of the Common Stock held by TCMF representing approximately 43.3% of the Common Stock of the Issuer. Trinad Management, LLC disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by TCMF.

Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC is deemed the beneficial owners of 4,181,378 which includes the 4,106,378 shares of the Common Stock held by TCMF and 75,000 shares issuable to Robert Ellin upon the exercise of options owned by him representing in total approximately 44.0% of the Common Stock of the Issuer.  Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by TCMF except to the extent of his pecuniary interests therein.

Trinad Capital LP (as the owner of 84.53% of the shares of TCMF as of November 30, 2009) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), are each deemed the beneficial owner of 3,471,121 (representing 84.53% of the shares of the 4,106,378 shares of the Common Stock held by TCMF), representing 36.6% of the Common Stock of the Issuer.  Trinad Advisors II, LLC disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by TCMF.

Trinad Capital International (as the owner of 15.47% of the shares of TCMF as of November 30, 2009) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), are each deemed the beneficial owner of 635,257 (representing 15.47% of the shares of the 4,106,378 shares of the Common Stock held by TCMF), representing 6.7% of the Common Stock of the Issuer.

The percentages herein were calculated based on the 9,493,836 shares of the Issuer's common stock, $0.001 par value, reported by the Issuer to be issued and outstanding as of November 13, 2009 in the Issuer’s latest 10-Q filed with the  Securities and Exchange Commission on November 16, 2009.

(b)

Trinad Management, LLC and Robert S. Ellin have shared power to direct the vote and shared power to direct the disposition of the 4,106,378 shares of Common Stock.

CUSIP No. 262033103

(c)

On or about January 8, 2010, TCMF commenced making an in kind distribution of 4,902,658 shares to certain of its investors.

(d)

Not applicable.

(e)

Jay Wolf and David Chazen have ceased to report with TCMF

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer.

See response to Item 3 above which is incorporated herein by reference.

Promissory Note. On December 29, 2009, the Issuer issued to TCMF a promissory note (the “Note”) in the principal amount of $200,000.  The Note is payable in full on March 1, 2010, and bears interest at a rate of 6% per annum.  If any amount due under the Note is not paid in full within ten days of the due date, interest on the unpaid principal balance shall continue to accrue and shall thereafter be increased to a rate equal to 8% per annum. The foregoing description of the Note does not purport to be complete, and is qualified in its entirety by reference to the Note, a copy of which is attached hereto as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 31, 2009.

Additional Financing. On June 26, 2009, the Issuer entered into a Letter Agreement (the “Letter Agreement”) with TCMF to convert $350,000 of loans under the Loan Agreement into a convertible promissory note of $350,000 and a warrant to purchase 350,000 shares of the Issuer’s common stock, par value $0.001, per share.

During the three months ended September 30, 2009, the Issuer borrowed an additional $210,000 from TCMF.

In October and November 2009, the Issuer borrowed an additional $140,000 from TCMF.

Management Agreement.  On July 11, 2007, the Issuer entered into a Management Agreement (the “Management Agreement”) with Trinad Management, LLC. Pursuant to the terms of the Management Agreement, which is for a term of five years, Trinad Management will provide certain management services, including, without limitation, the sourcing, structuring and negotiation of a potential business combination transaction involving the Issuer. The Issuer has agreed to pay Trinad Management a management fee of $90,000, per quarter, plus reimbursement of all expenses reasonably incurred by Trinad Management in connection with the provision of management services. The Issuer may terminate the Management Agreement immediately by giving written notice and payment of a termination fee of $1,000,000. The Issuer has paid $90,000 and $90,000 in management fees for the three months ended September 30, 2009 and 2008, respectively.  On August 1, 2008, the Issuer entered into an amendment  to the Management Agreement with Trinad Management, which provided that payment of the termination fee may be satisfied by the issuance of shares of the Issuer’s common stock or other securities that may be issued by the Issuer in the event the Issuer consummates a financing in connection with a change of control or similar transaction involving the Issuer, calculated based on the value of the shares of common stock or other securities sold or issued by the Issuer in such financing transaction.

Sublease.  On May 1, 2008, the Issuer entered into a sublease for office space with Trinad, on a month-to-month basis, with rent of $3,500 through January 2009 and increasing to $8,500 per month thereafter.

CUSIP No. 262033103

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

1.	Joint Filing Agreement, dated as of February 4, 2010.

CUSIP No. 262033103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date:	February 4, 2010	Date:	February 4, 2010

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC
a Delaware limited liability company		TRINAD ADVISORS II, LLC
As its General Partner		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date:	February 4, 2010	Date:	February 4, 2010

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date:	February 4, 2010

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 262033103

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date:	February 4, 2010	Date:	February 4, 2010

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC
a Delaware limited liability company		TRINAD ADVISORS II, LLC
As its General Partner		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date:	February 4, 2010	Date:	February 4, 2010

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date:	February 4, 2010